           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 4

                                   FORM 6-K/A
                                   ----------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of June 2000


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X              Form 40-F
                                ---                       ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No   X
                           ---                      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     CORRECTION OF CONSOLIDATED CASH FLOW STATEMENT FOR FISCAL YEAR ENDED MARCH 31, 2000

     On May 26, 2000, Nippon Telegraph and Telephone Corporation (the "Company") filed a Report of Financial Results for Fiscal Year ended March 31, 2000 on Form 6-K with the Securities and Exchange Commission regarding information as to the Company's financial condition and results of operations at and for the fiscal year ended March 31, 2000. The Company is filing this Form 6-K/A in order to amend the Form 6-K to make corrections in the Consolidated Cash Flow Statement as indicated in the English translation of the press release attached hereto.

     The financial information included in the press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information to be included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2000, which information will be prepared on the basis of accounting principles generally accepted in the United States.

     This Report on Form 6-K/A replaces in part the Report on Form 6-K filed on May 26, 2000.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NIPPON TELEGRAPH AND TELEPHONE
                                          CORPORATION



                                       By /s/ KAZUTO TSUBOUCHI
                                          --------------------
                                          Name:  Kazuto Tsubouchi
                                          Title: Senior Manager
                                                 Investor Relations Group
                                                 Department IV


Date:  June 6, 2000

                                                                    June 6, 2000


  Correction of Part of Consolidated Financial Results for Fiscal Year Ended
                                March 31, 2000


We hereby correct part of the Consolidated Statement of Cash Flows, Attachment 7 to NTT's Press Release on Financial Results for Fiscal Year Ended March 31, 2000 which was released on May 26, 2000.

              CORRECTIONS IN CONSOLIDATED STATEMENT OF CASH FLOWS
                    (Only corrected items are listed below.)

                                               Before Correction
                                               -----------------

------------------------------------------------------------------------------------------------------------
                                                                   Fiscal Year Ended March 31, 2000
                                                                Millions of Yen          Millions of US$
------------------------------------------------------------------------------------------------------------
  Cash flows from operating activities:
  (Increase) decrease in receivable consumption tax                      71,973                    678
------------------------------------------------------------------------------------------------------------
  Cash flows financing activities:
  Proceeds from issuance of long-term debt                            1,596,646                 15,062

  Payments for settlement of long-term debt                         (1,860,100)               (17,548)
------------------------------------------------------------------------------------------------------------

                                               After Correction
                                               ----------------

------------------------------------------------------------------------------------------------------------
                                                                   Fiscal Year Ended March 31, 2000
                                                                Millions of Yen          Millions of US$
------------------------------------------------------------------------------------------------------------
  Cash flows from operating activities:
  Increase (decrease) in receivable consumption tax                      71,973                    678
------------------------------------------------------------------------------------------------------------
  Cash flows financing activities:
  Proceeds from issuance of long-term debt                              772,166                  7,284
  Payments for settlement of long-term debt                         (1,035,621)                (9,770)
------------------------------------------------------------------------------------------------------------


For further information, please contact:
Shin Fujiwara
Finance Office
Nippon Telegraph and Telephone Corporation
Telephone: 03-5205-5451